Mail Stop 3561

September 8, 2009

By U.S. Mail and facsimile to (314) 421-1979

Douglas H. Yaeger
Chairman, President and Chief Executive Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

> **Re: The Laclede Group, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed November 21, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed December 22, 2008**
> **File No. 001-16681**

Dear Mr. Yaeger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director